UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about shareholder remuneration
—

Rio de Janeiro, April 16, 2026 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Fact published on March 5, 2026, informs that, at a meeting held today, the Annual General Meeting (AGM) approved the remuneration to shareholders relating to the fiscal year 2025, in the total amount of R$ 41,235,750,000.00, representing R$ 3.19936420 per outstanding common and preferred share. This amount includes the anticipations approved throughout 2025, already paid by March 2026, duly adjusted by the Selic rate from the date of each payment until December 31, 2025, totaling R$ 33,164,450,734.32, in addition to the proposed shareholder remuneration for the fourth quarter of 2025 in the amount of R$ 8,071,299,265.68.

The distribution related to the fourth quarter of 2025 is equivalent to R$ 0.62622908 per outstanding common and preferred share, an amount that will be updated by the Selic rate from the end of the fiscal year (December 31, 2025) until the payment dates.

Record date: For holders of shares issued by Petrobras traded on B3, the record date will be April 22, 2026. Petrobras shares will be traded ex-rights as of April 23, 2026.

Considering the monetary adjustment only up to the record date, the amount per share to be distributed has an increment of R$ 0.02629910, resulting in a total gross amount per share of R$ 0.65252818 (updated only until the record date). It is worth reiterating that this amount will continue to be updated by the Selic rate until the payment dates.

The payment will be made in two installments, as follows:

Amount to be paid (considering the monetary adjustment up to the record date): R$ 0.65252818 per outstanding common and preferred share:

(i)	the first installment, in the amount of R$ 0.32626409 per outstanding common and preferred share, will be paid on May 20, 2026, entirely in the form of interest on equity.

(ii)	the second installment, in the amount of R$ 0.32626409 per outstanding common and preferred share, will be paid on June 22, 2026, entirely in the form of interest on equity.

It is important to stand out that the final updated amounts of each installment will be released to the Market 5 business days before the payments dates and that, in accordance with current tax legislation, income tax will be levied on the monetary adjustment of the amounts.

Detentores de ADRs: Para os detentores de ADRs negociados na New York Stock Exchange (NYSE), a record date será em 24 de abril de 2026 e os pagamentos da primeira e da segunda parcela serão feitos, respectivamente, a partir de 28 de maio de 2026 e de 29 de junho de 2026.

ADR holders: For holders of ADRs traded on the New York Stock Exchange (NYSE), the record date will be April 24, 2026, and the payments of the first and second installments will be made, respectively, as of May 28, 2026 and as of June 29, 2026.

The Shareholder Remuneration Policy can be accessed on the IR company's website (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Tel.: 55 (21) 3224-1510/9947

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer